Exhibit (a)(1)(x)

[Form of E-Mail Confirming Acceptance of Options for Exchange (All)]

E-mail address:

Subject: Acceptance of Stock Options Tendered for Exchange

Our offer to eligible employees to exchange eligible stock options expired yesterday evening.

We accepted for exchange an aggregate of                                   options. This number represents             % of the eligible options and             % of the total number of options outstanding at the time we made the exchange offer.

This exchange, combined with the Executive team forfeiting the options they held at $15.50 and above, has allowed us to achieve our overall goal of reducing our option overhang. The options tendered for exchange and those forfeited by the Executives resulted in PTC lowering its option overhang to             %.

Sincerely,

Dick Harrison